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FOR FURTHER INFORMATION CONTACT:
Lawrence E. Gloyd
Chairman of the Board and Chief Executive Officer
Rockford, Illinois
815-962-8867

FOR IMMEDIATE RELEASE
FRIDAY, FEBRUARY 28, 1997


                CLARCOR ANNOUNCES COMPLETION OF ACQUISITION OF
                            UNITED AIR SPECIALISTS


ROCKFORD, IL, FEBRUARY 28, 1997 -- CLARCOR Inc. (NYSE: CLC) announced today the completion of its acquisition of UNITED AIR SPECIALISTS, INC. (FORMERLY NASDAQ:
UASI), a manufacturer of environmental and industrial air filtration products based in Cincinnati, Ohio.

        Larry Gloyd, CLARCOR's Chairman and Chief Executive Officer, said, "The acquisition of United Air Specialists (UAS) provides us with the opportunity to expand significantly our environmental / industrial air filtration operations, CLARCOR's fastest growing segment. UAS manufactures commercial and industrial air cleaners, including dust collectors. Our Airguard Industries subsidiary manufactures air filter cartridges that are used in dust collectors and air cleaning devices. We now have, for the first time, the ability to provide customers a full product offering from an initial installation of a complete industrial air cleaning system to comprehensive aftermarket filter replacements and ongoing service and maintenance.

        "The combined engineering resources of both UAS and Airguard will enhance our abilities to expand our gas turbine filtration business for power transmission installations around the world. Airguard designs and manufactures gas turbine filtration systems and supplies air filters for those systems. Gas turbine filtration systems are very similar to large dust collector products such as those designed and built by UAS.

        "UAS' expertise in telemarketing will give our Baldwin operation as well as Airguard an additional ability to reach smaller customers located outside traditional sales territories. Building an effective telemarketing presence in-house would have been an expensive and lengthy process; UAS immediately gives us an experienced and trained workforce, as well as telemarketing hardware and software systems.

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        "UAS' operations in England and Germany will enable Airguard to reach customers throughout Europe. We are currently exploring the possibility of establishing an Airguard manufacturing facility in Europe to serve an expanded market for Airguard products through UAS' distribution network. CLARCOR's operations in China, Southeast Asia, Mexico and southern Africa present UAS with significantly new distribution and sales opportunities."

        CLARCOR expects the acquisition, which has been structured as a statutory merger using pooling-of-interests accounting treatment, will dilute earnings in fiscal 1997 by about $0.03 to $0.05 per share and will be accretive to earnings thereafter. In addition, a one-time charge to earnings to cover the costs of the merger of approximately $3 million before tax will be recorded in the first quarter 1997. CLARCOR issued approximately 1,209,302 shares of common stock in the acquisition, bringing total outstanding shares to approximately 16,120,000.

        CLARCOR is based in Rockford, Illinois, and is a diversified marketer and manufacturer of mobile and environmental filtration products and consumer products sold to domestic and international markets. Common shares of the Company are traded on the New York Stock Exchange under the symbol CLC.